SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                             STEELTON BANCORP, INC.
                             -----------------------
                            (Name of Subject Company)

                             STEELTON BANCORP, INC.
                             -----------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   858272107
                             -----------------------
                      (CUSIP Number of Class of Securities)

                             Mr. Harold E. Stremmel
                      President and Chief Executive Officer
               51 South Front Street, Steelton, Pennsylvania 17113
                                 (717) 939-1966
                             -----------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                             Samuel J. Malizia, Esq.
                            Tiffany A. Henricks, Esq.
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                (202) 434 - 4660



[  ]     Check  the   box   if   the  filing   relates   solely  to  preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
      [ ] third-party tender offer subject to Rule 14d-1.
      [X] issuer tender offer subject to Rule 13e-4.
      [X] going-private transaction subject to Rule 13e-3.
      [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

                                   SCHEDULE TO

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, dated July 19, 2001 (the "Schedule TO") relating to an issuer tender offer by Steelton Bancorp, Inc., a Pennsylvania corporation, to purchase up to 90,000 shares of its common stock, par value $0.10 per share. Steelton Bancorp, Inc. is offering to purchase these shares at a price not greater than $16.25 nor less than $14.25 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Steelton Bancorp, Inc.'s tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 19, 2001 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer and copies of which were attached to the Schedule TO dated July 19, 2001 as Exhibits (a)(1) and (a)(2), respectively.

         All of the information in the Offer to Purchase and the related Letter of Transmittal is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended and supplemented as follows:

         (a) Material Terms. The information set forth in the Offer to Purchase is revised as follows:

(1) The first paragraph under the caption "The Offer - 3. Withdrawal Rights" beginning on page 29 of the Offer to Purchase is revised to read as follows:

         Shares tendered may be withdrawn at any time before the expiration of the offer and, unless accepted for payment by us after expiration of the offer, may also be withdrawn at any time after 12:00 midnight, Eastern time, on Thursday, September 13, 2001. Except as otherwise provided in this Section 3, tenders of shares are irrevocable.

(2) The first paragraph under the caption "The Offer - 6. Conditions of Our Offer" beginning on page 32 of the Offer to Purchase is revised to read as follows:

         Notwithstanding any other provision of our offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend our offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the rules promulgated by the SEC under the Exchange Act, if, at any time on or after July 19, 2001 and before the expiration of our offer, any of the following events have occurred (or have been determined by us to have occurred) that, in our reasonable judgment makes it inadvisable for us to proceed with our offer or with acceptance for payment:

(3) The last paragraph under the caption "The Offer - 6. Conditions of Our Offer" beginning on page 32 of the Offer to Purchase is revised to read as follows:

         The conditions to our offer are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or inaction by us) giving rise to any such condition and, where permissible, may be waived by us, in whole or in part at any time up until the expiration of our offer in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right, and each right shall be deemed an ongoing right which may be asserted at any time up until the expiration of our offer. Any determination or judgment by us concerning the events described above will be final and binding on all parties.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Item 13 of the Schedule TO is hereby amended and supplemented as follows:

         SCHEDULE 13E-3, ITEM 8. FAIRNESS OF TRANSACTION.

          (a) Fairness. The information contained in the Offer to Purchase under the caption "Special Factors - 3. Fairness of the Offer" beginning on page 32 of the Offer to Purchase is supplemented to add the following to the end of the last paragraph of such section:

         Despite the lack of an unaffiliated representative acting solely on behalf of the unaffiliated shareholders and despite the fact that our offer is not structured to require the approval of the unaffiliated shareholders, we believe that our offer is procedurally fair to unaffiliated security holders, in addition to being substantively fair with respect to the pricing range offered. We base that belief on the unanimous approval of our offer by all of our non-employee directors, who comprise a majority of the Board, as well as the establishment of a special committee of the Board and the committee's unanimous approval of our offer as fair and in the best interests of us and all of our shareholders, including unaffiliated shareholders.

          (b) Factors Considered in Determining Fairness. The first paragraph following subsection (viii) under the caption "Special Factors -
               3. Fairness of the Offer" beginning on page 32 of the Offer to Purchase is revised to read as follows:

         In making its determination that the offer is fair and in the best interests of our shareholders, the Board considered the opinion of FinPro and the oral and written presentations of FinPro discussing the material factors included in its analysis, and such opinion and related discussion were accepted and adopted by the Special Committee and the Board. FinPro's analysis is described below under "Special Factors - 4. Opinion of Financial Advisor." In addition, the Board considered, the recommendation of the Special Committee, and the same factors considered by the Special Committee, as set forth above.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2001

                                      STEELTON BANCORP, INC.


                                      By:/s/Harold E. Stremmel
                                         ---------------------------------------
                                         Harold E. Stremmel
                                         President and Chief Executive Officer